UNITED STATES
                     Securities and Exchange Commission
                           Washington, D.C.  20549

                                FORM 12b-25

                                                 COMMISSION FILE NUMBER 1-3786

                        NOTIFICATION OF LATE FILING

(Check One): Form 10-K   Form 11-K   Form 20-F   (X) Form 10-Q    Form N-SAR

                   For Period Ended:       June 30, 2003

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                             Homasote Company
                          Full Name of Registrant

Former Name if Applicable:

                           932 Lower Ferry Road
            Address of Principal Executive Office (Street and Number)

                       W. Trenton, New Jersey 08628
                        City, State and Zip Code

PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate).

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
    (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, or N-SAR or portion thereof, could not be filed within the prescribed time period.

Financial statements are being finalized and the report will be filed as soon as practicable.






PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    James M. Reiser                 609                  883-3300
    Vice President & CFO
      (Name)                    (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no identify report(s).
                                                                Yes  x No
    Quarterly Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the quarterly period ended March 31, 2003.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               x Yes   No
    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net sales for the three months ended June 30, 2003 decreased by $282,430 to $6,104,821 from $6,387,251 in the three months ended June 30, 2002. The net loss for the three months ended June 30, 2003 was $(130,750) or $(0.37) per share as compared to net earnings of $185,405 or $0.53 per share for the three months ended June 30, 2002.

Net sales for the six months ended June 30, 2003 decreased by $1,384,124 to $11,452,462 from $12,836,586 in the six months ended June 30,2002. The net loss in the six months ended June 30, 2003 was $(485,784) or $(1.39) per share as compared to $(133,987) in the six months ended June 30, 2002.

                               Homasote Company
                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2003          By: /s/ James M. Reiser
                                   James M. Reiser
                                   Vice-President and Chief Financial Officer